OFFICER’S CERTIFICATE

This is to certify that the premium for the Investment Company Blanket Bond issued by Berkley Regional Insurance Company to MoA Funds Corporation was paid for the period March 1, 2024 through March 1, 2025.

Dated: March 11, 2024

/s/ Steven Sacchi
Steven Sacchi